

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

15 February 2006

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



Mobistar NV/SA - Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles - tel. 02 745 71 11 - fax 02 745 70 00
www.mobistar.be - Fortis 210-0233334-04
tva-btw be 456.810.810 - RPR-RPM 0456.810.810 (Brussel-Bruxelles)

mobistar

Mobistar and Telenet conclude a partnership agreement

Barcelona, the 14th of February 2006 – Telenet and Mobistar announced today a partnership agreement, which will enable both operators to mutually expand their offers.

After in-depth discussions with different operators, Telenet decided to use Mobistar's infrastructure and experience to develop a range of mobile services under its own brand. This offer will be launched this summer.

With this agreement, Mobistar confirms its open position for a partnership which will enable to develop its market share in an increasingly competitive environment. It will allow Mobistar to considerably strengthen its position, in particular in the northern part of the country.

This agreement also focuses on the use of the Telenet's WiFi network. These WiFi hotspots present interesting convergence opportunities in the context of the 'mobile data' activities developed by Mobistar on the basis of EDGE and UMTS technologies. In this way Mobistar will be the first operator to offer a multi-standards mobile broadband access throughout the country.

The experience of both operators in terms of audiovisual and digital content also leads to real convergence and synergies opportunities, which will be further exploited.

*****

Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential (data transmission, etc.). Mobistar is part of the Orange Group which brings together most of the mobile activities of France Telecom. Mobistar is listed on the Brussels Stock Exchange. On 31 December 2005 Mobistar counted a total of 2,912,806 active customers for mobile telephony. For further information: www.mobistar.be

For further information, please contact

Mobistar press center: +32 (0)495.95.98.88 – e-mail: press@mail.mobistar.be
Jan De Grave, Telenet: +32 (0)15 33 34 65 – e-mail: Jan.De.Grave@staff.telenet.be